U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”):
JIANGXI COPPER COMPANY LTD.
B.	(1)	This is [check one]:
☑	an original filing for the Filer

☐	an amended filing for the Filer
(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this Form being filed:
Name of registrant: Jiangxi Copper Company Ltd.
Form type: Schedule 14D-1F
File Number (if known): 005-82624
Filed by: Jiangxi Copper Company Ltd.
Date Filed (if filed concurrently, so indicate): December 20, 2007 (filed concurrently)
D.	The Filer is incorporated or organized under the laws of the laws of the People’s Republic of China and has its principal place of business and office at 15 Yejin Avenue, Guixi, Jiangxi, China 335424, Telephone No. 86-70-1377-7070.

E.	The Filer designates and appoints CT Corporation System located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, Telephone No. (212) 894-8940, as agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or related to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the date the Filer has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Schedule 14D-1F; the securities to which such Schedule 14D-1F relates; and the transactions in such securities.

SIGNATURES
     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Guixi, Country of China, this 20th day of December, 2007.

JIANGXI COPPER COMPANY LTD.
By:	/s/ Zha Kebing
	Name:	Zha Kebing
	Title:	Deputy Chief Engineer and Senior Engineer

     This statement has been signed by the following person in the capacity and on the date indicated.

CT CORPORATION SYSTEM, as Agent for Service of Process for JIANGXI COPPER COMPANY LTD.
by	/s/ Sohan R. Dindyal
	Name:	Sohan R. Dindyal
	Title:	Assistant Secretary

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